UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Shared Hospital Services
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

John F. Ruffle American Shared Hospital Services Four Embarcadero Center, Suite 3700 San Francisco, California 94111-4107 Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

October 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. John F. Ruffle
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 502,539(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 502,539(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 502,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 52,619 shares underlying options and restricted stock units that are currently exercisable or will become exercisable within 60 days following October 22, 2014.

(2) Based on 5,361,370 shares of Common Stock outstanding as of October 22, 2014.

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This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011, as amended on June 12, 2014 (the “Original Schedule 13D”) by John F. Ruffle, relating to the common stock, no par value (the “Common Stock”) of American Shared Hospital Services (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following statement:

On October 22, 2014, Mr. Ruffle acquired a promissory note in the principal amount of $250,000 (the “Note”) and a warrant to purchase 50,000 shares of Common Stock (the “Warrant”) as consideration for his $250,000 loan to the Issuer, which he made with personal funds.

Item 4. Purpose of Transaction.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The securities to which this statement relates were acquired and are held for investment purposes. Except as provided below, Mr. Ruffle has no plans or proposals that would relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Ruffle reserves the right to dispose of the securities to which this statement relates or to acquire additional shares.

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer

On October 22, 2014 , Mr. Ruffle entered into a Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”) with the Issuer and certain other parties whereby the Issuer issued M. Ruffle the Note and Warrant. The transaction closed on October 22, 2014.

The Note bears interest at a rate of 15.0% per annum, payable monthly on the 22nd of each month, beginning on November 22, 2014. The Notes will mature on October 22, 2017. The Issuer may prepay the Note on or after December 31, 2015. The Note is also subject to special mandatory redemption upon occurrence of certain corporate events.

The Warrant is exercisable on or after October 22, 2015 at $2.20 per share and expires October 22, 2017. Pursuant to the terms of the Note and Warrant Purchase Agreement, Mr. Ruffle acquired demand registration rights for the shares underlying the Warrant, with certain limited exceptions.

The foregoing description of the Note and Warrant Purchase Agreement the Note and the Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Note and Warrant Purchase Agreement, which includes the form of Note and the form of Warrant, and is attached hereto as Exhibit 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following statement:

The information disclosed in Item 4 with respect to the Note and Warrant Purchase Agreement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 2: Note and Warrant Purchase Agreement, dated October 22, 2014, by and among the Issuer, Mr. Ruffle and certain other parties*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Commission on October 24, 2014.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 24, 2014

//s// John F. Ruffle
Signature

John F. Ruffle
(Name/Title)

Exhibit Index

Exhibit 2: Note and Warrant Purchase Agreement, dated October 22, 2014, by and among the Issuer, Mr. Ruffle and certain other parties*

*Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Commission on October 24, 2014.